Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: September 25, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

Excerpts from Goldman Sachs Communacopia Conference

September 24, 2013

Jason Armstrong - Goldman Sachs - Analyst

Lot going on obviously, and it is been a busy month for the industry, but specifically for Verizon. A lot of activity. Maybe if we can start with obviously the recent news, and that is taking in the residual ownership position in wireless.

You have made obviously some really good progress in funding for the wireless, $49 billion debt deal, it was two times oversubscribed, it traded well since. Take us through the next steps here in moving this forward.

Lowell McAdam - Verizon Communications - Chairman, CEO

Okay. So obviously, this is a long journey. Let me just put it in context here. It has probably been about a 10-year discussion with Vodafone. And you had to have a good — a willing buyer and a willing seller. We were always a willing buyer and I think things came together for Vodafone sort of retooling their business.

The financial structure of the deal was very important to us. Fran and I spent a lot of time with the rating agencies to understand what sort of impact the financing would be on us, and we only wanted to take a one-notch downgrade. So when you looked at that, that really dictated the structure of the deal between the debt and the equity.

When we went out in the markets, we were a little bit concerned, because obviously there were a lot of uncertainties out there. Every time Chairman Bernanke says something, the markets move, and Syria obviously makes the market move, and whether we are going to be funding the government or not makes the market move. So the timing was very good for us.

And I happened to be in London meeting with investors on the deal as we were pricing this. And we were hoping to get into the 30 kind of range for debt. We had the bridge in place, wanted to take the bridge out as soon as we could. And as the demand built, we were pleasantly surprised and made the decision there. And I know it concerned some of the investors in Europe, but we were able to take it all out in one swoop and do it all in US dollars, which made things very attractive for us.

So we are very pleased. I think that shows that the investors were bullish on the Company in general.

As we go forward, there is a lot of gates to pass through here, but we think the biggest one is behind us. We have shareholder approvals for both Vodafone and Verizon, but everything I pick up, there shouldn’t be any issues there. There is FCC approval here, but we already own the asset, we already control the asset. It is a case where we are taking out a foreign owner versus a foreign owner coming in. So we don’t expect any issues there.

Vodafone has a few regulatory issues. The Italy shares have to change hands, but it is not contingent on that. So we expect by first quarter we should be in pretty good shape and be able to move forward with the business.

Jason Armstrong - Goldman Sachs - Analyst

Great. You know, one of the things that has been topical recently — and we had AT&T this morning talking about seeing potential in Europe. And I think a lot of people have sort of the centered in on maybe the Vodafone stub might make sense.

You had sort of the most recent opportunity to look at Vodafone holistically, the wireless stake, plus their stub European assets; yet you opted for just the wireless stake. So you I think have taken a different view on Europe and the opportunity than one of your key peers has in the US. Maybe take us through that decision.

Lowell McAdam - Verizon Communications - Chairman, CEO

Well, you know, Vittorio and I have worked together for 20 years. And I was on the Board of Italy when we hired him to be the Chief Operating Officer and was involved in the startups in Portugal and Spain and Germany, and so I know those markets well. I think they are terrific markets.

But you have to take a look at priorities, and we are always very disciplined about these things. And as Vittorio and I looked at a potential merger, we could make a pretty good story about enterprise. There was an okay story about synergies. But if you looked at the next five years, the growth prospects for us in the US so outweighed the prospects for Europe, mostly because of the economy and partially because of the regulatory environment, I could not make a strong case for the Verizon shareholder that it was better to merge than it was to go more aggressively in the United States. So that is the approach we took.

Now, I think the way we have structured this is it gives Vittorio the chance to retool his business. And you can see he’s already doing it. And I know Andy Halford will be here tomorrow. I have tremendous respect for Vittorio and Andy and Steve Pusey, the folks that were on our Board. They will figure out how to use these proceeds to make their business stronger. We will be able to make our business stronger, so it is a real win-win and that is the approach we decided to take.

Jason Armstrong - Goldman Sachs - Analyst

Great. I think when you announced the deal, you talked more specifically about One Verizon, some of the other initiatives that maybe could benefit under full ownership of Verizon Wireless. How quickly would you expect these type of benefits to materialize?

Lowell McAdam - Verizon Communications - Chairman, CEO

Well, the first minute of the first hour of the first day. I mean, if you look at the structure we put together — and I know many of you have challenged our assumption — I am happy to be conservative in this area — but 10% EPS on day one is a nice added benefit for our shareholders.

But from there, I want to be clear, Vodafone never stopped us from doing what we need to do. But I think this will make us more agile. And the future that I see ahead for Verizon and Verizon Wireless is one of converged services. And I will bet between Bob and Randall this morning you had some discussion around that.

But when I look at our cloud assets, our security assets, our telematics assets, our FiOS assets and our mobile assets together, I think that the services that we’re going to be seeing 12 and 24 months from now will utilize all of those.

And we had a bit of a false wall here between the organizations that was very difficult to work through it. We did, but it took time. And I think what we will see here going forward is a lot more agility to meet customer demands in those areas and, frankly, to innovate ahead of the market.

Jason Armstrong - Goldman Sachs - Analyst

This is obviously a big bet on US wireless, effectively doubling down and a really big price tag obviously attached to it. So if you look at —.

Lowell McAdam - Verizon Communications - Chairman, CEO

It was a good value.

Jason Armstrong - Goldman Sachs - Analyst

A good value, but a big number.

Lowell McAdam - Verizon Communications - Chairman, CEO

Exactly, right. Thank you.

Jason Armstrong - Goldman Sachs - Analyst

So it is interesting — we have got corporates sort of going in one direction, you guys doubling down, Softbank pouring a ton of capital into US markets, and corporates seeing a very interesting opportunity. Yet I’ve got to tell you, when I talk to investors, they are sort of increasingly concerned about what this amount of capital coming into this industry actually means for competitive activity.

Lowell McAdam - Verizon Communications - Chairman, CEO

Yes. Well, there is a little bit of illogic here, I have to say. Because when you see Softbank pouring capital into Sprint and Deutsche Telekom merging and improving their networks, that is all great, it shows great faith in the US market and, so we buy ourselves, and it is like, oh, the market is in trouble.

So I don’t see that at all, it doesn’t make any sense to me. The people that are running these businesses are good businessmen. And when you are going to put a lot of money into a network, you are going to look for a return on capital. And so unlimited in a video environment, where you don’t get to monetize that investment, I don’t see that.

Price wars, when you have the cash flows, if you look across the industry, the cash flows that are being generated and the investments that are being put in place, I don’t see us going the way of Europe. I don’t think the regulatory environment will force us there. I think the FCC and the administration sees that this is one of the bright spots in the US economy, we continue to pour billions of dollars into the network, creating a lot of jobs. So I just don’t see the environment allowing us to deteriorate into the position that Europe is in.

And I can ensure our investors we never have and we never will be leading on price.

Jason Armstrong - Goldman Sachs - Analyst

And in terms of the industry structure, I mean, there has been obviously near-term investment from Sprint really sort of doubling down network efforts, DT recommitted. When you invested or announced the deal for all of Verizon Wireless, to some extent that had to be a bet on the long-term industry structure. Is there sort of a bet embedded in that, the three players longer-term?

Lowell McAdam - Verizon Communications - Chairman, CEO

So, we are having fun with questions today here. So I don’t — I mean, the industry structure isn’t a factor in this deal, whether it is three or it is four.

I think, Jason, that thing we try to do is figure out where customers are headed and we try to play our game. And what we do isn’t predicated on somebody’s price move or somebody investing another $8 billion in the network or whatever. We try to play our game. And so whether there is three or there is four doesn’t really matter.

Now personally, I think the regulators are going to want to see things play out with the four structure before they allow anything significant. I mean, there is still a lots of small players, the regional players, that could be consolidated, and that is probably good for them and good for — probably there’s only two players that they will allow to do much consolidation. But we don’t need to. I mean, we have got the footprint laid out that we like and we have got the assets that we like and we are going to press that advantage. So the market structure doesn’t impact that.

Unidentified Audience Member

Your counterpart was bragging about his balance sheet flexibility. Given the big deal you just did, I was wondering what kind of timeframe should we think about as far as you being able to restore some flexibility to your balance sheet, given the interest and dividend requirements that the new capital is going to require.

Lowell McAdam - Verizon Communications - Chairman, CEO

Yes. So we spent a lot of time thinking about the debt structure and how quickly we could pay it back. We also, though, gave ourselves significant headroom to do things like spectrum that we wanted to do, to be able to do some of these smaller tuck-in acquisitions for software companies and those sorts of things. So I have got the flexibility to operate the business with lots of degrees of freedom going forward.

As Fran has said — I think he is in the room somewhere — but we are looking to regain that step-up in our rating in the next 4 to 5 years. So we will have a lot of debt to pay down, but we’ve got a lot of cash flow to do it with. So I feel like we’ve got all the flexibility we need to operate the business.

FORWARD-LOOKING STATEMENTS

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: failure to obtain, in a timely manner or otherwise, applicable regulatory or shareholder approvals in connection with our proposed transaction with Vodafone; failure to satisfy other closing conditions to our proposed transaction with Vodafone or events giving rise to termination of the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of our proposed transaction with Vodafone; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the Securities and Exchange Commission (the “SEC”), may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that our proposed transaction with Vodafone will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Vodafone’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transaction contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.